Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

April 17, 2013

CREDIT SUISSE
Eleven Madison Avenue New York, NY10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325-6665

Media Release

Credit Suisse Announces Launch of the “SLVO” ETN Providing Exposure to a Covered Call Strategy on Silver Shares with Variable Monthly Cash Distributions

The new product is linked to the Credit Suisse NASDAQ Silver FLOWSTM 106 Index and is the second precious metals covered call strategy launched by Credit Suisse.

New York, April 17, 2013 Credit Suisse today announced the launch of its new Silver Shares Covered Call ETN which is listed under the ticker symbol “SLVO” and began trading on The Nasdaq Stock Market this morning. SLVO is the first exchange traded product in the US market to offer investors access to a covered call strategy on a silver investment and is designed to pay variable monthly coupons. SLVO is the second ETN in Credit Suisse’s covered call strategy family of products, and follows the January 2013 launch of GLDI, an ETN tracking a similar strategy on gold.

SLVO, which tracks the Credit Suisse NASDAQ Silver FLOWSTM (Formula-Linked OverWrite Strategy) 106 Index, seeks to implement a rolling “covered call” investment strategy by maintaining a notional long position in shares of the iShares Silver Trust ETF (SLV) while notionally selling monthly out-of-the-money call options on that position. Holders of SLVO will be entitled to receive variable monthly payments based on the notional option premiums received from the sale of the covered call options each month.

“Precious metals investments do not typically provide any current income. For the GLDI and SLVO ETNs however, this is not the case,” said Greg King, head of exchange traded products in Credit Suisse’s Investment Bank. “Covered call strategies are designed to enhance yield in exchange for sacrificing part of the upside of an investment position. Both SLVO and GLDI seek to provide investors and their advisors with interesting new ways to introduce monthly cash flows into their portfolios while maintaining some exposure to precious metals.”

Credit Suisse partnered with NASDAQ OMX in creating the FLOWSTM suite of indices that the ETN tracks. “As a global index provider, we are pleased to have helped create another index that is the basis of the first ETN to offer investors access to a covered call strategy on a silver investment,”said Robert Hughes, Vice President, NASDAQ OMX Global Indexes.“NASDAQ OMX and Credit Suisse share a common goal of helping investors meet their investment objectives and we look forward to exploring other ways to provide them with additional investment opportunities.”

More information on the Credit Suisse Silver FLOWSTM 106 Index ETN (SLVO) and the Credit Suisse Gold FLOWSTM 103 Index ETN (GLDI) can be found on: www.credit-suisse.com/etn

“NASDAQ OMX,” are trademarks or service marks or registered trademarks or service marks of NASDAQ OMX or its Affiliates and have been licensed for use by CS.

Media Release
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Press Contact Katherine Herring, Tel: 212 325 7545, katherine.herring@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

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